Mark C. Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

September 30, 2010

VIA THE EDGAR SYSTEM Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Lisa Sellars
ALBANY
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	Re:	UV Flu Technologies, Inc. Form 10-K for the year ended September 30, 2009 Filed December 29, 2009 Form 10-Q for the quarter ended June 30, 2010 Filed August 16, 2010 File No. 0-53306
Dear Ms. Sellars:

We express our appreciation for your review of the Form 10-K for the year ended September 30, 2009 and the Form 10-Q for the quarter ended June 30, 2010 (collectively, the “Filings”) of UV Flu Technologies, Inc., a Nevada corporation (the “Company”).  On behalf of the Company, we are responding to comments on the Filings provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2010.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Form 10-K for the year ended September 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 4

1.
Staff Comment:  In future filings, please revise this discussion to explain the causes or business reasons for the changes in significant components of revenues and expenses.  We remind you that one of the primary objectives of this section is to provide enough context around your results and enough insight into the underlying factors that drove your results that investors can ascertain the likelihood that past performance is indicative of future performance.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

Company Response:  Pursuant to your request, the Company will revise its results of operations discussion in future filings with the Commission to explain the causes or business reasons for the changes in significant components of revenues and expenses.

Liquidity and Capital Resources, page 25

2.
Staff Comment:  Please revise your discussion of liquidity and capital resources in future filings to more fully describe your internal and external sources of liquidity and cash flows, including analyzing changes in each major category of your statement of cash flows for each year for which a statement of cash flows is included in your financial statements.  Also discuss any material unused sources of liquidity and any material commitments for capital expenditures as of the end of the latest financial year.  In addition, in accordance with Section 607.02 of the Financial Reporting Codification, your discussion of liquidity should disclose management’s plans to overcome the uncertainty of your ability to continue as a going concern and should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following your balance sheet date, including discussing your expected cash inflows and outflows during this period.  Your disclosures should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.  Please revise your future quarterly and annual reports to provide these disclosures.  Refer to Section IV of our Release No. 33-8350.

Company Response:  Pursuant to your request, the Company will revise its liquidity and capital resources discussion in future filings with the Commission to (i) more fully describe its internal and external sources of liquidity and cash flows, including analyzing changes in each major category of its statement of cash flows for each year for which a statement of cash flows is included in its financial statements; (ii) discuss any material unused sources of liquidity and any material commitments for capital expenditures as of the end of the latest financial year; and (iii) disclose management’s plans to overcome the uncertainty of its ability to continue as a going concern, including a reasonably detailed discussion of its ability or inability to generate sufficient cash to support its operations during the twelve-month period following its balance sheet date and its expected cash inflows and outflows during this period.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

3.
Staff Comment:  The current audit report states the accounting firm’s name but does not include a conformed signature.  Please confirm to us that you received a signed report from your auditors.  Please ensure that audit reports included in future filings include a conformed signature.  Refer to Rule 302 of Regulation S-T.

Company Response:  The Company has confirmed that it received a signed report from its auditors.  Additionally, pursuant to your request, the Company will ensure that audit reports included in future filings include a conformed signature.

Note 7. Subsequent Events, page F-12

4.
Staff Comment:  We note that on December 16, 2009 you entered into an Asset Purchase Agreement with AmAirpure, Inc. for their assets relating to the design, development, manufacture, sale and distribution of technology and products including air purification systems.  We note that you paid for these assets with 15 million shares of your restricted common stock.  Please explain to us in more detail:

•
Whether this intellectual property has developed beyond prototypes to a final effective product that is ready to be manufactured on a larger scale, whether you currently have any customers for air purification systems, and if not, your progress in marketing these machines and obtaining customers;

•
How you concluded this was an asset purchase as opposed to the purchase of a business under ASC 805.  In your response, provide us with your analysis of the factors specified in ASC 805-10-55-4 through 55-9; and,

•
Given that you appear to have concluded that this was an asset purchase instead of the purchase of a business, how you were able to generate revenues (outputs) so quickly without having acquired inputs and related processes that can be conducted and managed together as a business.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

Company Response:  Pursuant to your request,

•
when the Company entered into the Asset Purchase Agreement with AmAirpure, Inc., the intellectual property had already been developed beyond prototypes to a final effective product that was ready to be manufactured on a larger scale.  At the time of the asset purchase transaction, AmAirpure had existing final product ready for sale, which the Company acquired in the transaction.  At the closing of the asset purchase transaction and at the time of the filing of the Form 10-K for the period ended September 30, 2009 with the Commission on December 29, 2009, the Company did not have any existing customers nor any distribution channel for the air purification product but contemplated and anticipated entering into agreements with distributors as its strategy to market and sell the product.  Additionally, at the time of the acquisition, the Company had not completed its marketing plan to rebrand, repackage, and reposition the products acquired for distribution and sale.

•	in concluding that the transaction was an asset purchase, the Company considered ASC 805-10-55-4, which provides:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs.  Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.  The three elements of a business are defined as follows:

a.
Input.  Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.  Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.
Process.  Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.  Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.
Output.  The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

The transaction between AmAirpure and the Company involved the purchase of finished product inventory (i.e., air purifier systems, lamps, cartridges), office furniture, equipment, and a registered patent (the “Acquired Assets”).  Processes that would be applicable to a business would include manufacturing base, distribution channel, branding, packaging, marketing, management structure, sales strategy, and necessary capital to execute on the business.  None of these processes applicable to the Acquired Assets were purchased from AmAirpure by the Company as part of the transaction.  While the Acquired Assets consisted of certain requisite inputs, they included no processes and therefore the analysis of the output is based solely on the inputs.

The Company also considered ASC 805-10-55-5 and 55-8, which provide:

“55-5.  To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements - inputs and processes applied to those inputs, which together are or will be used to create outputs.  However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

“55-8.  Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.  Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

FASB Statement No. 157, Fair Value Measurements, describes market participants as:

“. . . buyers and sellers in the principal (or most advantageous) market for the asset or liability that are:

•	Independent of the reporting entity; that is, they are not related parties

•
Knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

•	Able to transact for the asset or liability

•	Willing to transact for the asset or liability; that is, they are motivated but not forced or otherwise compelled to do so.”

In the transaction between AmAirpure and the Company, the Company did not acquire any processes required to manufacture, market, commercialize, or sell the inventory acquired.  None of the processes were in place with the Company in order to create an integrated set of activities and assets to produce outputs.  In fact, the Company lacked any semblance of a similar business capable of integrating the Acquired Assets into its own inputs and processes.  Without creating those processes and having the financial resources to exploit the inventory acquired, market participants would not be capable of just acquiring the Acquired Assets and producing outputs.

Finally, the Company also considered ASC 805-10-55-9 in its analysis, which provides:

“55-9.  In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business.  However, a business need not have goodwill.”

In the transaction between AmAirpure and the Company, the purchase price was comprised of assessed fair values of a set of identifiable assets, and no goodwill was present.

In order to be in the business of manufacturing and selling air purification systems, the principal elements necessary to commence operations are rights to the air purifier system, access to manufacturing facilities, branding and packaging, a marketing and distribution channel and network, and a sales force.  The Company acquired an inventory of the air purifier system product and the patent rights to the air purifier system.  The Company did not acquire any employees, distribution channel, manufacturing facilities, marketing plans, etc., all the elements required to commercialize and sell the inventory of air purification systems it acquired.  In fact, the Company would have to expend significant financial resources in order to commence business operations and create processes of manufacturing and selling air purification systems.  The missing elements are so significant and the level of investment necessary to obtain them is so great that the Company did not believe the Acquired Assets constituted a business at the time of the acquisition.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

•
After the transaction with AmAirpure was complete, the Company decided to outsource the marketing and sales function of its business to a company called Puravair.  Puravair agreed to become the master distributor for the Company’s air purification product.  In exchange for the rights to become a master distributor for the Company, Puravair entered into a master distributor agreement with the Company, whereby Puravair agreed to purchase all of the existing product inventory of the Company (250 units).  The revenues generated by the Company was from the sale of the existing product inventory to Puravair pursuant to the master distributor agreement, as opposed to sales generated from the sale of new product units from a variety of different distributors or from a direct sales channel (the latter processes would have required considerably more time to generate revenues and the Company did not have the sales infrastructure or network in place).

Form 10-Q for the quarter ended June 30, 2010

Note 3.  Significant Accounting Policies, page 6

(h) Revenue Recognition, Page 7

5.
Staff Comment:  We note that your revenues have significantly increased following your acquisition of certain assets from AmAirpure, Inc.  We also note that your current revenue recognition policy is generic and merely discusses the four criteria specified by SAB 104 for revenue recognition.  Please provide to us, and disclose in future filings, an accounting policy tailored to your individual company’s products, services, and circumstances.  For example:

•
Your current policy refers to both product revenues and service revenues.  Please revise to clarify whether you sell products, services, or both, and provide specifics as to the types of products and/or services sold.

•
Please address whether there are any rights of return or exchange related to these sales.  If so, please tell us and revise your footnote to clarify how you account for these rights of return or exchange when recognizing revenue.

•
Please also tell us and disclose your normal terms for payment and your policy for recognizing an allowance for doubtful accounts.  In this regard, we note that the vast majority of revenues generated during the nine months ended June 30, 2010 appear to be in accounts receivable at June 30, 2010, and therefore appear to have not been collected from your customers, and it is unclear from your disclosures why you have not collected more of these accounts receivable.  If this situation still exists at September 30, 2010, please ensure that your Form 10-K addresses this as part of your discussion of liquidity within MD&A.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

Company Response:  Pursuant to your request,

•	the Company’s revenues are from product sales of a line of air purification products.

•
There are no rights of return and exchange is allowed only on defective products.  Recognition of revenue is not affected as the right of exchange results in new units being shipped to the customer once defective units have been received by the company and verified as defective.

•
Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer.  This occurs at the time of shipment (FOB shipping point) of the products from the Company’s warehouse and an invoice is prepared.  Revenues are recognized only when the Company has transferred to the customer the significant risk and rewards of ownership of the goods, title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations, and the customer bears the risk of loss.

Normal terms for payment are 30 days after date of shipment.  As the Company’s business is in the development stage and is in the process of establishing its product line, the Company has been flexible with its payment terms with Puravair (the Company’s master distributor and its current single customer).  The Company’s policy for recognizing an allowance for doubtful accounts is based upon historical data or other pertinent information relative to the receivables in question.  This information is evaluated and monitored on an ongoing basis.

The majority of revenues generated during the nine months ended June 30, 2010 were in accounts receivable at June 30, 2010, as Puravair is also in the process of establishing its customers.  If this situation continues to exist at September 30, 2010, the Company will ensure that the Form 10-K addresses this as part of the discussion of liquidity within MD&A.

Additionally, pursuant to your request, the Company will disclose in future filings with the Commission an accounting policy tailored to its individual products and circumstances.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Lisa Sellars
September 30, 2010

Further, in accordance with the Staff's request, attached hereto is a copy of the written acknowledgement of the Company.

*  *  *  *  *

Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee For the Firm

GREENBERG TRAURIG, LLP

ACKNOWLEDGEMENT

In connection with UV Flu Technologies, Inc.’s (the “Company”) letter dated September 30, 2010 in response to the Securities and Exchange Commission’s comment letter dated September 10, 2010, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UV Flu Technologies, Inc. /s/ Jack Lennon Jack Lennon, Chief Executive Officer